UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Pursuant to §240.14a-12

Allergan, Inc.

(Name of Registrant as Specified In Its Charter)

Pershing Square Capital Management, L.P.

PS Management GP, LLC

PS Fund 1, LLC

William A. Ackman

William F. Doyle

Ben Hakim

Jordan H. Rubin

Roy J. Katzovicz

Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International

J. Michael Pearson

Howard B. Schiller

Ari S. Kellen

Laurie W. Little

Betsy S. Atkins

Cathleen P. Black

Fredric N. Eshelman

Steven J. Shulman

David A. Wilson

John J. Zillmer

(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

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Amendment No. 1 to Proxy Statement in Connection with a Special Meeting of Shareholders of Allergan, Inc.

Pursuant to court order, we are filing this Amendment No. 1 to our Proxy Statement in Connection with a Special Meeting of Shareholders of Allergan, Inc. (“Proxy Statement”), originally filed with the Securities Exchange Commission on September 24, 2014. This filing makes the following changes to the Proxy Statement:

1.	Beneath the heading “BACKGROUND AND PAST CONTACTS,” at the bottom of page 6 is added a new last bullet to the list of provisions contained in the February 25 Relationship Agreement:

Pershing Square and Valeant agreed to be identified as “co-bidders” if the proposed Allergan-Valeant transaction occurred by way of tender offer or exchange offer.

2.	The following language will be added under a new heading entitled “Legal Proceedings”:

The Securities Lawsuit. As described above, on August 1, 2014, Allergan and Karah M. Parschauer, an employee of Allergan, filed a complaint in the United States District Court of the Central District of California against Valeant, Pershing Square, its principal William A. Ackman, PS Fund 1 and certain of their affiliates (collectively, the “Defendants”), captioned Allergan, Inc., et al. v. Valeant Pharmaceuticals International, Inc., et. al. (Case No. SAC 14-1214 DOC(ANx). The complaint alleges that the Defendants violated Rule 14e-3 under the Exchange Act by causing PS Fund 1 to acquire shares of Company Common Stock between February and April 2014 without publicly disclosing information about Valeant’s plans for a tender offer. The complaint seeks, among other remedies, a declaration from the court that Pershing Square and Valeant violated insider trading and disclosure laws and an order rescinding Pershing Square’s purchase of the Allergan Shares that it acquired, and attorneys’ fees and costs. Ms. Parschauer also seeks money damages.

On August 19, 2014, Valeant and Pershing Square answered the complaint and filed counterclaims against Allergan, asserting violations of Federal securities laws prohibiting false and misleading disclosures. Allergan filed its answer on September 2, 2014. Allergan and Ms. Parschauer thereafter filed a motion for a preliminary injunction seeking to enjoin PS Fund 1 from exercising any of the privileges of ownership attaching to its 9.7% stake in Allergan, including voting or acting at the Special Meeting and voting any proxies solicited by Defendants.

On November 4, 2014, the Court issued an order granting in part and denying in part Plaintiffs’ motion. The Court declined to enjoin Defendants from voting their Company Common Stock. The Court found that Ms. Parschauer raised serious questions as to whether the Defendants’ conduct between February and April 2014 violated Rule 14e-3 under the Exchange Act, and that both Allergan and Ms. Parschauer had raised serious questions as to whether Defendants’ conduct violated Rule 14a-9, which prohibits the use of false or misleading statements or omissions in soliciting proxies. The Court ordered Defendants to make certain additional disclosures about the Relationship Agreement, the facts underlying Defendants’ exposure to potential liability under Section 14(e) and Rule 14e-3 thereunder, and the claims brought by Plaintiffs.

Risk Factors. Should Valeant and Pershing Square ultimately be found to have violated Section 14(e) and Rule 14e-3, they will face additional risks and exposures, including but not limited to potential private lawsuits, including private stockholder class actions, which could result in significant damages awards or disgorgement of profits.

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